As filed with the Securities and Exchange Commission on September 30, 2016

Registration No. 333-212817

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 1

(Check appropriate box or boxes)

Great Elm Capital Corp.

(Exact Name of Registrant as Specified in Charter)

200 Clarendon Street, 51st Floor, Boston, MA 02116

(Address of Principal Executive Offices)

(617) 375-3000

(Area Code and Telephone Number)

Peter A. Reed

Chief Executive Officer

Great Elm Capital Corp.

200 Clarendon Street, 51st Floor

Boston, MA 02116

(Name and Address of Agent for Service)

Copies to:

John J. Mahon	Michael K. Hoffman	Harry S. Pangas	John A. Healy
Schulte Roth & Zabel LLP	Skadden, Arps, Slate, Meagher &	Sutherland Asbill &	Clifford Chance US LLP
1152 15th Street, NW,	Flom LLP	Brennan LLP	31 West 52nd Street
Suite 850	Four Times Square	700 6th St NW #700,	New York, NY 10019
Washington, DC 20005	New York, NY 10036	Washington, DC 20001	(212) 878-8781
(202) 729-7477	(212) 735-3406	(202) 383-0805

Approximate Date of Proposed Public Offering: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

Calculation of Registration Fee under the Securities Act of 1933

Title of Securities Being Registered	Amount Being Registered(1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Proposed Offering Price	Amount of Registration Fee(2)
Common stock, par value $0.01 per share	5,000,000	N/A	$60,000,889	$6,043

(1)                                 The number of shares to be registered represents the maximum number of shares of the registrant’s common stock estimated to be issuable in connection with the merger agreement described in this Registration Statement. Pursuant to Rule 416, this registration statement also covers additional securities that may be issued as a result of stock splits, stock dividends or similar transactions.

(2)                                 Based on a rate of $100.70 per $1,000,000 of the proposed maximum aggregate offering price. Previously paid.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-212817) of Great Elm Capital Corp. (as amended, the “Registration Statement”) is being filed pursuant to Rule 462(d) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to such Registration Statement. No changes have been made to Part A, Part B or Part C of the Registration Statement, other than Item 16 of Part C of the Registration Statement as set forth below. Accordingly, this Post-Effective Amendment No. 1 consists only of the facing page, this explanatory note, and Item 16 of Part C of the Registration Statement setting forth the exhibits to the Registration Statement. Pursuant to Rule 462(d) promulgated under the Securities Act, this Post-Effective Amendment No. 1 shall become effective upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

OTHER INFORMATION

Item 15. Indemnification.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (1) actual receipt of an improper benefit or profit in money, property or services or (2) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The charter of Great Elm Capital Corp., a Maryland corporation (the Registrant), contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the Investment Company Act).

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to obligate the Registrant to indemnify any present or former director or officer or any individual who, while a director or officer the Registrant. and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, limited liability company, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.

The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the Investment Company Act, to indemnify any present or former director or officer of the Registrant, or any individual who, while a director or officer of the Registrant, and at the Registrant’s request, serves or has served another corporation, partnership, limited liability company, real estate investment trust, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, member, manager or trustee and who is made or threatened to be made a party to, or witness in, a proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in that capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.

The Registrant’s charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the Investment Company Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. In addition to the indemnification provided for in the Registrant’s bylaws, the Registrant has entered into indemnification agreements with each of the Registrant’s current directors and the Registrant intends to enter into indemnification agreements with each of the Registrant’s future directors. The indemnification agreements attempt to provide these directors the maximum indemnification permitted under Maryland law and the Investment Company Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities which such person may incur by reason of his or her status as a present or former director in any action or proceeding arising out of the performance of such person’s services as a present or former director.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (1) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty, (2) the director or officer actually received an improper personal benefit in money, property or services or (3) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (1) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (2) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

The investment management agreement between the Registrant and Great Elm Capital Management, Inc., a Delaware corporation (GECM), provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, the Registrant’s investment adviser GECM, its members and their respective officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with them are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by such parties in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding arising out of or otherwise based upon the performance of the investment adviser’s services under the investment management agreement or otherwise as an investment adviser of the Registrant.

The administration agreement between the Registrant and GECM provides that, absent willful misfeasance, bad faith or negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, GECM, its officers, managers, partners, agents, employees, controlling persons, members and any other person or entity affiliated with them are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding arising out of or otherwise based upon the performance of any of GECM’s duties or obligations under the administration agreement or otherwise as administrator for the Registrant.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16. Exhibits.

Exhibit No.	Description
(1)	Articles of Amendment and Restatement(a)
(2)	Bylaws(b)
(4)	Agreement and Plan of Merger, dated June 23, 2016, among the Registrant and Full Circle Capital Corporation, filed herewith as Annex A.
(5)	Form of Stock Certificate(c)
(6)	Form of Investment Management Agreement between the Registrant and Great Elm Capital Management, Inc.(d)
(9)	Form of Custodian Agreement between the Registrant and State Street Bank & Trust Company(e)
(11)	Opinion and Consent of Venable LLP, Maryland counsel for the Registrant(f)
(13)(a)	Form of Administration Agreement between the Registrant and Great Elm Capital Management, Inc.(g)
(13)(b)	Form of Trademark License Agreement between the Registrant and Great Elm Capital Group, Inc.(h)
(13)(c)	Form of Indemnification Agreement(i)
(13)(d)	Form of Dividend Reinvestment Plan(j)
(13)(e)	Form of Registration Rights Agreement(k)
(14)(a)	Consent of Deloitte LLP, independent registered public accounting firm for the Registrant(l)
(14)(b)	Consent of Deloitte LLP, independent registered public accounting firm for the Special Purpose Schedule of Investments(m)
(14)(c)	Consent of Rothstein Kass(u)
(14)(d)	Consent of KPMG LLP(v)
(14)(e)	Consent of RSM US LLP, independent registered public accounting firm for Full Circle Capital Corporation(w)
(14)(f)	Opinion of RSM US LLP, independent registered public accounting firm for Full Circle Capital Corporation, regarding “senior securities” table contained herein(n)
(14)(g)	Opinion of Rothstein Kass regarding “senior securities” table(o)
(14)(h)	Opinion of KPMG LLP regarding “senior securities” table(p)

Exhibit No.	Description
(14)(j)	Consent of RSM US LLP, independent registered public accounting firm for Full Circle Capital Corporation*
(17)(a)	Subscription Agreement, dated as of June 23, 2016, by and among the Registrant, Great Elm Capital Group, Inc. and the investment funds signatories thereto(q)
(17)(b)	Form of Proxy Card of Full Circle Capital Corporation(r)
(17)(c)	Consent of Houlihan Lokey Capital, Inc. filed herewith as Annex B
(17)(d)	Consent of persons named to become a director of the Registrant(s)
(17)(e)	Power of attorney(t)

*	Filed herewith.

(a)	Incorporated by reference to Exhibit 1 of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on August 1, 2016.

(b)	Incorporated by reference to Exhibit 2 of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on August 1, 2016.

(c)	Incorporated by reference to Exhibit 5 of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on August 1, 2016.

(d)	Incorporated by reference to Annex 2 of Exhibit 2.2 to the Form 8-K filed by Full Circle Capital Corporation (File No. 814-00809) on June 27, 2016.

(e)	Incorporated by reference to Exhibit 9 of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on September 26, 2016.

(f)	Incorporated by reference to Exhibit 11 of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on September 26, 2016.

(g)	Incorporated by reference to Annex 4 of Exhibit 2.2 to the Form 8-K filed by Full Circle Capital Corporation (File No. 814-00809) on June 27, 2016.

(h)	Incorporated by reference to Exhibit 13(b) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on August 1, 2016.

(i)	Incorporated by reference to Exhibit 13(c) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on August 1, 2016.

(j)	Incorporated by reference to Exhibit 13(d) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on September 26, 2016.

(k)	Incorporated by reference to Annex 3 of Exhibit 2.2 to the Form 8-K filed by Full Circle Capital Corporation (File No. 814-00809) on June 27, 2016.

(l)	Incorporated by reference to Exhibit 14(a) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on September 26, 2016.

(m)	Incorporated by reference to Exhibit 14(b) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on September 26, 2016.

(n)	Incorporated by reference to Exhibit 14(f) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on August 1, 2016.

(o)	Incorporated by reference to Exhibit (n)(3) of Full Circle Capital Corporation’s registration statement on Form N-2, Pre-Effective Amendment No. 2 (File No. 333-187207) filed on October 8, 2013.

(p)	Incorporated by reference to Exhibit (n)(5) of Full Circle Capital Corporation’s registration statement on Form N-2, Pre-Effective Amendment No. 1 (File No. 333-198737) filed on December 16, 2014.

(q)	Incorporated by reference to Exhibit 2.2 to the Form 8-K filed by Full Circle Capital Corporation (File No. 814-00809) on June 27, 2016.

(r)	Incorporated by reference to Exhibit 17(b) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on September 26, 2016.

(s)	Incorporated by reference to Exhibit 17(d) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on August 1, 2016.

(t)	Incorporated by reference to Exhibit 17(e) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on September 26, 2016.

(u)	Incorporated by reference to Exhibit 14(c) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on September 27, 2016.

(v)	Incorporated by reference to Exhibit 14(d) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on September 27, 2016.

(w)	Incorporated by reference to Exhibit 14(e) of Item 16 to the Form N-14 filed by Great Elm Capital Corp. (File No. 333-21287) on September 26, 2016.

Item 17. Undertakings.

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act, the reoffering prospectus will contain the information called for by the applicable registration form for the reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act, this registration statement has been signed on behalf of the registrant, in the City of Boston in the Commonwealth of Massachusetts, on the 30th day of September, 2016.

GREAT ELM CAPITAL CORP.

By:	/s/ Peter A. Reed
Peter A. Reed
President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

	SIGNATURE	TITLE	DATE

	/s/ Peter A. Reed	Chief Executive Officer, President and	September 30, 2016
	Peter A. Reed	Director
(principal executive officer)

	/s/ Richard S. Chernicoff	Treasurer and Secretary	September 30, 2016
	Richard S. Chernicoff	(principal financial and accounting officer)

/s/ Eugene I. Davis*
	Eugene I. Davis	Director	September 30, 2016

/s/ Mark Kupershmid*
	Mark Kupershmid	Director	September 30, 2016

*By:	/s/ Peter A. Reed
Peter A. Reed
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
(14)(j)	Consent of RSM US LLP, independent registered public accounting firm for Full Circle Capital Corporation